SECURITIES AND EXCHANGE COMMISSION

RECEIVED

FEB 2 5 2011

DIVISION OF MARKET REGULATION

SECURI [barcode] 11017192 ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-52692

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2010___ AND ENDING __12/31/2010__
             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MKG FINANCIAL GROUP, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1500 SW First Avenue, Suite 1000
          (No. and Street)

Portland   Oregon   97201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark K. Gaskill   503/226-6700
                  (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUANE LIEBSWAGER, C.P.A., PC
         (Name – *if individual, state last, first, middle name*)

15405 SW 116th AVENUE, SUITE 105   KING CITY, OREGON 97224
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ~~Mark K. Gaskill~~ _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___MKG FINANCIAL GROUP, INC._____ , as

of ___December 31_____ , 20_1 0___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
KIMBERLEY S. SELLECK
NOTARY PUBLIC-OREGON
COMMISSION NO. 444838
MY COMMISSION EXPIRES DEC. 6, 2013

Signature

President
_____
Title

Kimberley S. Selleck
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x(0)Indepentent auditors' report on Internal accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

DUANE LIEBSWAGER, C.P.A., PC

NAME (If individual, state last, first, middle name)

15405 SW 116th AVENUE, SUITE 105	70

ADDRESS

KING CITY, OREGON 97224

Number and Street	71		City	72		State	73		Zip Code	74

CHECK ONE

[x] Certified Public Accountant	75		FOR SEC USE
[ ] Public Accountant	76		
[ ] Accountant not resident in United States or any of its possessions	77		

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

CONTENTS

Duane Liebswager, CPA P.C.
Certified Public Accountant

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants

Board of Directors
MKG Financial Group, Inc.

We have audited the accompanying statements of financial condition of MKG Financial Group, Inc. (An Oregon "S" Corporation) as of December 31, 2010 and 2009, and the related statements of income and comprehensive income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in The United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of MKG Financial Group, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in The United States of America.

Duane Liebswager CPA P.C.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2011

2

MKG FINANCIAL GROUP, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash	$ 2,676	$ 45,676
Receivables from broker dealers	22,917	658
Receivables, inventory positions at clearing corporation	15,278	455
Deposits with clearing organizations	25,000	25,000
Furniture, equipment at cost - net of accumulated depreciation of $139,188 and $132,447	28,514	9,381
Prepaid expenses	12,372	12,342
Cash surrender value life insurance	3,130	6,290
TOTAL ASSETS	$109,887	$ 99,802

LIABILITIES AND STOCKHOLDER'S EQUITY

	2010	2009
Accounts payable and accrued liabilities	$ 36,397	$ 38,654
Bank loan payable	14,984	0
TOTAL LIABILITIES	51,381	38,654
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 100 shares authorized and issued	100	100
Additional paid-in capital	139,119	139,119
Retained earnings	(80,713)	(78,071)
Total stockholder's equity	58,506	61,148
	$109,887	$ 99,802

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
Years Ended December 31, 2010 and 2009

	2010	2009
REVENUES		
Commissions	$900,902	$723,912
Sale of investment company shares	0	62
Interest	4,634	14
Rent income	31,849	29,813
Other	14,557	6,084
Total revenue	951,942	759,885
EXPENSES		
Employee compensation and taxes	227,871	200,453
Commissions and floor brokerage	89,454	62,762
Regulatory fees and assessments	8,509	7,173
Communications	17,005	19,090
Occupancy and equipment rents	138,921	139,919
Professional fees	95,024	7,302
Other expenses	166,485	126,326
Depreciation	6,741	11,382
Total expenses	750,010	574,407
NET INCOME, (LOSS) BEFORE COMPREHENSIVE ITEMS	201,932	185,478
COMPREHENSIVE ITEMS:		
Unrealized Gains (Losses) on Securities available for resale (net of income taxes)	(353)	170
NET INCOME (LOSS)	$201,579	$185,648

MKG FINANCIAL GROUP, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2010 and 2009

| | Common Stock | | Paid-In | Retained | |
	Shares	Amount	Capital	Earnings	Total
Balance at December 31, 2008	100	$ 100	$139,119	($89,982)	$ 49,237
Net income (loss) for the year				185,648	185,648
Distributions	___	_____	_____	(173,737)	(173,737)
Balance at December 31, 2009	100	100	139,119	(78,071)	61,148
Net income (loss) for the year				201,579	201,579
Distributions	___	_____	_____	(204,221)	(204,221)
Balance at December 31, 2010	100	$ 100	$139,119	($80,713)	$ 58,506

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2010 and 2009

	2010	2009
Increase (Decrease) in Cash and Cash Equivalents:		
Cash flows from operating activities:		
Cash received from operations	$925,049	$760,049
Cash paid to employees and suppliers	(757,422)	(584,004)
Interest received	4,634	14
Interest paid	0	0
Income taxes	(150)	(10)
Net cash provided by operating activities	172,111	122,998
Cash flows from investing activities:		
Purchase of equipment	(25,874)	0
Net cash provided by investing activities	(25,874)	0
Cash flows from financing activities:		
Bank loans	14,984	0
Distributions	(204,221)	(173,737)
Net cash used by financing activities	(189,237)	(173,737)
Net increase in cash and cash equivalents	(43,000)	2,312
Cash and cash equivalents at beginning of year	45,676	43,364
Cash and cash equivalents at end of Year	$ 2,676	$ 45,676

Reconciliation of net income to net cash provided by operating activities:

	2010	2009
Net income (loss)	$201,579	$185,648
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization and depreciation	6,741	11,382
Change in assets and liabilities:		
Receivables from brokers or dealers	(22,259)	164
Prepaid expenses, investments and CSV	(11,693)	10,086
Accounts payable	(2,257)	(31,231)
Total adjustments	(29,468)	(9,599)
Net cash used in operating activities	$172,111	$176,049

Disclosure of accounting policy:
For purposes of the statement of cash flows, the Company considers cash on hand and cash in bank to be cash equivalents.

See accompanying notes and accountants' audit report.

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is an Oregon corporation and a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended. The Company renders broker-dealer services in securities on both an agency and principal basis to its customers who are fully introduced to Pershing. The Company is exempt from the reserve requirements under SEC Rule 15c3-3(k)(2)(B), since it does not handle or carry customer securities and cash.

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1. Revenue Recognition

Security transactions and related revenue are recorded on a trade date basis, as if they had settled.

2. Securities Valuation

Marketable securities owned are stated at market value with changes in value reflected currently in the results of operations for the year.

3. Receivables

Receivables from brokers or dealers consist of commissions receivable and are considered fully collectible.

Receivables from non-customers consist of balances due for services rendered and are considered collectible by management.

4. Securities

Marketable securities are valued at market value and the resulting difference between cost and market is included in income.

5. Income Taxes

The Company elected, effective April 1, 2000 to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income or loss. Therefore, no provision or liability for federal and state corporate income taxes has been included in these financial statements.

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

6. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Property and Equipment

Property and equipment are carried at cost. Depreciation is provided using straight-line method for financial reporting purposes using estimated useful life of five to ten years. Depreciation expense amounted to $6,741 and $11,382. for calendar years ending December 31, 2010 and 2009 respectively.

NOTE B - LEASES

Operating Leases - The Company occupies office space under an operating lease expiring December 2012, which is personally guaranteed by the shareholder. The lease requires the Company to pay its proportionate share of operating expenses for the building; principally real estate taxes, insurance, repairs and maintenance and utilities. Total rent expense for the years ended December 31, 2010 and 2009, was approximately $138,921 and $137,450 respectively.

Future minimum lease payments under non-cancelable operating leases as of December 31, 2010 are approximately as follows:

One year	$137,700
Two year	141,000
Total	$278,700

The Company has subleased part of its office space under an operating lease expiring February 2011. Future minimum lease payments to be received under the lease are:

One year	$ 5,308
Total	$ 5,308

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE C – COMMON STOCK

The Company was incorporated under the laws of the State of Oregon. In conjunction with the incorporation, the Board of Directors authorized the issuance of 100 shares of $1. par value common stock, all of which are outstanding at December 31, 2010.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rule (Rule 15c3-1) of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds fifteen times its "net capital" as those terms are defined by the rule. At December 31, 2010, the Company's net capital and required net capital, as defined, were $17,302 and $5,000 respectively, and its ratio of aggregate indebtedness to net capital was 2.97 to 1.

NOTE E – CONCENTRATION OF CREDIT RISK

The Company maintains cash balances at one financial institution located in Portland, Oregon. Accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2010 the Company's uninsured cash balance was $.00.

NOTE F – FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2010:

Vehicle	$ 25,874
Furniture and fixtures	41,541
Office equipment	59,559
Leasehold improvements	40,728
	167,702
Less accumulated depreciation and amortization	(132,188)
	$ 28,514

NOTE G – EMPLOYEE BENEFIT PROGRAM

The Company has a savings incentive match plan covering employees who meet prescribed requirements. The Company contributes a matching contribution to each eligible employee equal to the employee's salary reduction contributions up to a limit of 3% of the employee's compensation for the calendar year. The Company made contributions to the plan of approximately $1,771 for the year ended December 31, 2010.

MKG FINANCIAL GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

NOTE H – BANK LOAN PAYABLE

The balance of the bank loan is secured by a CD listed under inventory positions. When the CD matures in 2011, the balance will be paid in full.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

Duane Liebswager, CPA P.C.
Certified Public Accountant
15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

<u>Report of Independent Certified Public Accountants</u>
<u>on Supplemental Information Required by SEC Rule 17a-5</u>

Board of Directors
MKG Financial Group, Inc.

We have audited the financial statements of MKG Financial Group, Inc. for the year ended December 31, 2010 and 2009 and have issued our report dated February 9, 2011.

Our audit was made for the purpose of forming an opinion on such financial statements taken as a whole. The information contained in Schedules 1 and 2 on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2011

12

MKG FINANCIAL GROUP, INC.
SCHEDULE 1

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-17A-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL
For Years Ended December 31, 2010 and 2009

	2010	2009
Stockholders' equity from statement of financial condition	$58,506	$61,148
Deduct equity not allowable for net capital	0	0
Stockholders' equity qualified for net capital	58,506	61,148
Deductions and/or charges Non-allowable assets:		
Furniture and equipment	(28,514)	(9,381)
Prepaid expenses & receivables	(12,372)	(12,342)
Net Capital before haircuts	17,620	39,425
Haircut on other securities	(68)	(892)
Net Capital	$17,302	$39,357
Computation of net capital requirement Minimum net capital required	$ 3,426	$ 2,577
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Excess net capital	$12,302	$34,357
Excess net capital at 1000%	$12,164	$35,492
Aggregate Indebtedness Items included from statement of financial condition: Accounts payable and accrued liabilities	$36,397	$38,654
Bank loan payable	14,984	0
Total aggregate indebtedness	$51,381	$38,654
Ratio: Aggregate indebtedness to net capital	2.97 to 1.	.98 to 1.

MKG FINANCIAL GROUP, INC.
SCHEDULE 2

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT – PART IIA FORM X-171-5 THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
For Years Ended December 31, 2010 and 2009

	2010	2009
NET CAPITAL		
Net capital as of December 31, per unaudited report filed by respondent	$17,302	$36,969
Adjustments		
Effect on net income for adjustments		
Increase in cash	0	109
Decrease in aggregate indebtedness	0	2,279
Net capital at December 31, as adjusted	$17,302	$39,357
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness as of December 31, per unaudited report filed by respondent	$51,382	$40,933
Decrease in accounts payable	0	(2,279)
Total aggregate indebtedness as of December 31, as adjusted	$51,382	$38,654

15405 SW 116th Avenue, Suite 105
King City, OR 97224

Duane G. Liebswager

Report of Independent Certified Public Accountants on Internal Accounting Control

Board of Directors
MKG Financial Group, Inc.

We have audited the financial statements of MKG Financial Group, Inc. for the years ended December 31, 2010 and 2009, and have issued our report thereon dated February 9, 2011. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rules 15c3-3. No facts came to our attention that such conditions for exemption from rule 15c3-3 had not been complied with during the year. We did not review the practices and procedures followed by the Company in making the quarterly securities examination, counts, verifications and comparisons and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

15

Because of inherent limitations in any system of internal accounting control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of the Company taken as a whole. However, our study and evaluation disclosed the following condition that we believe results in more than a relatively low risk that errors or irregularities in amounts that would be material in relation to the financial statements of MKG Financial Group, Inc. may occur and not be detected within a timely period. We noted that the Company maintains a limited number of accounting personnel, thereby resulting in a condition which precludes adequate segregation of accounting duties, thus causing inadequate controls over accounting transactions. It is the belief of management that, in addition to the impracticability of adding to the staff, management's involvement in the day-to-day business affairs offsets the lack of internal controls created by an insufficient number of personnel. This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2010 and 2009, financial statements and this report does not affect our report on these financial statements dated February 9, 2011.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study and evaluation, we believe that the Company's practices and procedures at December 31, 2010 and 2009, except for the matter described in the preceding paragraph, meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. and should not be used for any other purpose.

Duane Liebswager CPA P.C.
Duane Liebswager, C.P.A., PC
Certified Public Accountant

February 9, 2011